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July 23, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

United States of America

Re:  Mobile TeleSystems OJSC

Form 20-F for Fiscal Year Ended December 31, 2008

Filed May 26, 2009

File No. 001-15094

Dear Mr. Spirgel:

On behalf of Mobile TeleSystems OJSC (the “Company”), we are responding to the Staff’s comment letter dated July 6, 2009. The Company hereby confirms that it received the Staff’s comment letter on July 21, 2009.

In order to provide you with a detailed response to the Staff’s comment letter, the Company hereby confirms that it expects to submit its response to the Staff on or about July 31, 2009.

We also ask that the Staff please direct future correspondence on this matter to my attention via fax transmission at (202) 637-2201.

Sincerely,

/s/ Joel H. Trotter

Joel H. Trotter
LATHAM & WATKINS LLP

Copies to:

Mr. Mikhail V. Shamolin, President and Chief Executive Officer, Mobile TeleSystems OJSC

Mr. Reid Hooper, Staff Attorney, U. S. Securities and Exchange Commission

Mr. Paul Fischer, Attorney-Advisor, U. S. Securities and Exchange Commission